Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 0-19032

Atmel/Dialog External Q&A

Dialog Acquisition Background

Q1: Who is Dialog Semiconductor?

A1: Dialog Semiconductor Plc is a fabless semiconductor company focused on mixed signal products. The company was founded in 1990 and is headquartered in the United Kingdom. In 2014, it had approximately $1.16 billion in revenue and was one of the fastest growing public semiconductor companies. The Street currently estimates over $1.4 billion in revenue for 2015. It currently has approximately 1,500 employees worldwide. The company is listed on the Frankfurt (FWB: DLG) stock exchange and is a member of the German TecDax index.

Dialog operates the following business segments: Mobile Systems, Connectivity, Power Conversion, and Automotive and Industrial. The Mobile Systems segment includes power management (PMIC) and audio chips designed for a wide variety of mobile devices. The Connectivity segment is primarily focused on BLE and wireless audio products. The Power Conversion segment (legacy iWatt) includes AC/DC converter solutions that enable smaller, fast charging power adaptors for portable devices as well as LED drivers for solid-state lighting. The Automotive and Industrial segment provides motor control and custom products.

Q2: Why is Dialog acquiring Atmel? Provide us with the strategic rationale for this transaction?

A2: This is a highly complementary acquisition and our belief is that in bringing our two organizations together we will create a stronger combined company with the requisite scale, technology, products and worldwide team to win in the dynamic semiconductor market and drive the maximum value for our stockholders. The combined company will have $2.7 billion in revenue (based on the trailing twelve months results) and will provide our mutual customers with an unparalleled portfolio of technology and innovative products addressing the attractive Mobile, IoT, Automotive and Industrial end markets.

This transaction combines Atmel’s market leading microcontrollers, wireless connectivity solutions, capacitive touch, security, automotive and memory solutions and leverages Atmel’s leading distribution channels and tens of thousands of customers with Dialog’s winning power management, power conversion, audio and connectivity solutions. The combined company will have a strong presence in the Mobile, Automotive and Industrial end markets as well as an industry leading position in the rapidly expanding IoT marketplace.

Q3: What are the terms of this transaction?

A3: Dialog is acquiring Atmel for cash and stock. Under the terms of the agreement, Atmel shareholders will receive $4.65 in cash and 0.112 of a Dialog American Depository Share (“ADS”) for each Atmel common share held at close of the transaction resulting in the economic equivalent of $10.42 per Atmel share based on Dialog’s closing stock price as of 18 September 2015. The purchase price implies a total equity value for Atmel of approximately $4.6 billion and a total enterprise value of approximately $4.4 billion after deduction of Atmel’s net cash position as of June 30, 2015

Q4: What ownership will Atmel stockholders have after the acquisition?

A4: After the close of the acquisition Atmel stockholders’ are expected to own approximately 38% of the combined company.

Q5: Did you use any bankers?

A5: Atmel was advised by Qatalyst Partners. Dialog was advised by Morgan Stanley.

Q6: When are you providing additional details on this transaction?

A6: Dialog and Atmel management will host two joint investor conference calls on September 21, 2015. Information is contained in today’s press release and on the events page of Atmel’s investor relations Website ir.atmel.com.

Q7: Does Dialog have any patents or IP that is significant in this market?

A7: Dialog has over 540 patents, which .when combined with the more than 1,600 US and foreign patents held by Atmel will create a powerful IP portfolio focused on the Mobile, IoT, Auto and Industrial markets.

Q8: How many employees are there at Dialog?

A8: Dialog has approximately 1,500 employees, the majority of which are located outside the United States. In addition, over 75% of the Dialog’s employees are engineers. The company is headquartered in the United Kingdom with a significant R&D presence in Germany, Silicon Valley and Asia. Atmel has approximately 5,100 employees located in various geographies.

Q9: Please tell us about the leadership/CEO of Dialog?

A9: Dr. Jalal Bagherli joined Dialog as CEO and Director in September 2005. He was previously Vice President & General Manager of the Mobile Multimedia business unit for Broadcom Corporation. Prior to that Jalal was the CEO of Alphamosaic, a venture-funded silicon start-up company in Cambridge, England, focused on video processing chips for mobile applications, which was sold to Broadcom. He has extensive experience in the semiconductor industry, including executive positions at Sony Semiconductor and Texas Instruments, managing semiconductor product businesses and working with customers in Asia, Europe and North America. Jalal has a BSc in Electronics Engineering from Essex University, and holds a PhD in Electronics from Kent University, UK.

Q10: Upon transaction close, where will Atmel’s headquarters be located? Who will the leaders be?

A10: It is still very early in the process and there are still many decisions to be made. Dr. Jalal Bagherli, Dialog’s Chief Executive Officer, will run the combined company after the transaction closes.

Q11: When do you expect to close on the transaction?

A11: The transaction is expected to close during the first quarter of 2016, subject to regulatory requirements and other closing conditions

Q12: Is Dialog planning to keep all the Atmel locations? How about the Colorado fab?

A12: After the transaction is closed, we plan to integrate our operations. The Atmel Colorado fab supports approximately 50% of Atmel’s wafer demand at present and is an important part of the Atmel supply chain. As we just announced the transaction today, there are still many details that need to be worked out as part of the integration planning process. We will continue to communicate new information to you throughout the process leading up to close and beyond.

Q13: Will Atmel continue to pay a dividend prior to closing the transaction?

A13: Atmel may not pay dividends to its stockholders, other than the dividend declared by Atmel’s board of directors on July 7, 2015 and scheduled to be paid by Atmel on September 24, 2015 in the amount of $0.04 per Atmel common share.

Q14: Are there any break-up fees?

A14: All termination rights, and related break-up fees, are fully described in the Report on Form 8-K filed by Atmel in connection with the transaction.

Q15: What if the price of Dialog stock goes down a lot before the close? Any triggers?

A15: The transaction is subject to regulatory requirements and other closing conditions. The exchange ratio is fixed.

Q16: What is the expected tax rate for the combined companies?

A16: That information is not currently available.

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.